UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13

Under the Securities Exchange Act of 1934
(Amendment No. )*

(Name of Issuer) Blackrock Muni Intermediate Duration Fund, Inc.

Common Stock
 (Title of Class of Securities)

09253X102
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
X Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures
provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information
contained in this form are not
required to respond unless the form displays a currently
valid OMB control number.

13G
CUSIP No. 09253X102 Page 2 of 5

1.  Names of Reporting Persons:
    Eaton Vance Management 04-3101341

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization: United States of America

5. Sole power to vote or to direct the vote: 2,360,144

6. Shared power to vote or to direct the vote: 0

7. Sole power to dispose or to direct the disposition of: 2,360,144

8. Shared power to dispose or to direct the disposition of: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
2,360,144

10.  Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9): 6.16%

12.  Type of Reporting Person (See Instructions): IA

13G
CUSIP No. 09253X102

ITEM 1.
    (a) Name of Issuer: Blackrock Muni Intermediate Duration Fund, Inc.

    (b) Address of Issuer's Principal Executive Offices:
        100 BELLEVUE PARKWAY
        WILMINGTON DE 19809
        800-441-7762

ITEM 2.
    (a) Name of Person Filing: Eaton Vance Management

    (b) Address of Principal Business Office, or if None,
Residence:
    Eaton Vance Management
    2 International Place
    Boston, MA 02110

    (c) Citizenship: United States of America

    (d) Title of Class of Securities: COMMON STOCK

    (e) CUSIP Number: 09253X102

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO
SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK
WHETHER THE PERSON FILING IS A:

(a)
[_]
Broker or dealer registered under Section 15 of the
Act  (15 U.S.C. 78o).

(b)
[_]
Bank as defined in Section 3(a)(6) of the Act (15
U.S.C. 78c).

(c)
[_]
Insurance company as defined in Section 3(a)(19)
of the Act (15 U.S.C. 78c).

(d)
[_]
Investment company registered under Section 8 of
the Investment Company Act of 1940 (15 U.S.C.
80a-8).

(e)
[X]
An investment adviser in accordance with
ss.240.13d-1(b)(1)(ii)(E);

(f)
[_]
An employee benefit plan or endowment fund in
accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)
[_]
A parent holding company or control person in
accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)
[_]
A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C.
1813);

(i)
[_]
A church plan that is excluded from the definition
of an investment company under section 3(c)(14)
of the Investment Company Act of 1940 (15
U.S.C. 80a-3);

(j)
[_]
Group, in accordance with ss.240.13d-
1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:  2,360,144

    (b) Percent of class: 6.16%

    (c) Number of shares as to which such person has:

    (i)  Sole power to vote or to direct the vote: 2,360,144

    (ii) Shared power to vote or to direct the vote: 0

    (iii) Sole power to dispose or to direct the disposition of:
2,360,144

    (iv) Shared power to dispose or to direct the disposition of: 0

INSTRUCTION. For computations regarding securities which
represent a right to acquire an underlying security SEE
ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF
A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to
this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT
ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be
identified. A listing of the shareholders of an investment
company registered under the Investment Company Act of 1940
or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF
THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to
Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-
1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to
ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5. N/A

ITEM 10. CERTIFICATIONS.

    (a) The following certification shall be included if the
statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above
were acquired and are held in the ordinary course of
business and were not acquired and not held for the
purpose of or with the effect of changing or influencing
the control of the issuer of the securities and were not
acquired and are not held in connection with or as a
participant in any transaction having such purpose or
effect."

    (b) The following certification shall be included if the
statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above
were not acquired and are not held for the purpose of or
with the effect of changing or influencing the control of
the issuer of the securities and were not acquired and are
not held in connection with or as a participant in any
transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019
(Date)

/s/ Rick Froio
(Signature)

Rick Froio, Vice President
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be
incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)